

SECURITI 19011381

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69328

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millington Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Mill Street
(No. and Street)

Naperville	Illinois	60540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles G. Millington 630-922-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy
(Name – *if individual, state last, first, middle name*)

9645 W Lincolnway Ln, 214A	Frankfort	Illinois	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Charles G. Millington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millington Investments, LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Charles G. Millington
Signature

CEO
Title

Cathleen H. Willson
Notary Public


OFFICIAL SEAL
CATHLEEN H WILLSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/15/23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLINGTON INVESTMENTS, LLC

CONTENTS


DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Millington Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Millington Investments, LLC, (the "Company") as of June 30, 2019, and the related statements of operations, changes in members' capital and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Millington Investments, LLC as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information identified in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Millington Investments, LLC's auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 12, 2019

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

MILLINGTON INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDDITION

JUNE 30, 2019

ASSETS

Cash	$	30,291
Due from related party		59,631
Commission receivables		3,091
TOTAL ASSETS	$	93,013

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	-0-
MEMBERS' CAPITAL	$	93,013
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	93,013

The accompanying notes are an integral part of these financial statements.

MILLINGTON INVESTMENTS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2019

REVENUE		
Commissions	$	27,003
Interest and dividends		24
Total Revenue	$	27,027
OPERATING EXPENSES		
Regulatory costs	$	5,197
Other operating expenses		24,840
Total Operating Expenses	$	30,037
NET (Loss)	$	(3,010)

The accompanying notes are an integral part of these financial statements.

MILLINGTON INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED JUNE 30, 2019

Balance-Beginning of Year	$ 96,023
Less: Distributions	-
Net (Loss)	(3,010)
BALANCE-END OF YEAR	$ 93,013

The accompanying notes are an integral part of these financial statements.

MILLINGTON INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2019

Cash Flows from Operating Activities	
Net (Loss)	$ (3,010)
Adjustments:	
Decrease in due from related party	3,916
Increase in commission receivables	(882)
Net Cash Flow Provided by Operating Activities	$ 24
Net Increase in Cash	$ 24
Cash Balance at June 30, 2018	$ 30,267
Cash Balance at June 30, 2019	$ 30,291

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization – Millington Investments, LLC (the "Company") was organized in the state of Illinois on July 30, 2013. The Company acts as an introducing broker/dealer in the purchase and sale of securities. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has agreements with third parties to act as a selling agent for variable annuities, 529 education funding plans and mutual funds formed pursuant to the Investment Company Act of 1940.

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

On July 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to contracts which were not completed as of July 1, 2018. There was no impact to retained earnings as of July 1, 2018, or to revenue during year ended June 30, 2019, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenues are recognized in accordance with the accounting guidance when persuasive evidence of an arrangement exists, the performance obligation has been met, the fee is fixed or determinable, and collection is reasonably assured.

During the twelve months ended June 30, 2019, the Company earned commissions from the sale of variable annuities, $21,981, and the sale of state 529 education plans, $5,022.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2019, the Company's net capital and required net capital were $30,291 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 3 - RELATED PARTY

The Company is owned by two individuals. The Company is related to Millington & Company, which is owned 100% by one of the Company's members. The Company is also related to Millington Financial Advisors, LLC, which is also owned by the Company's members.

As of June 30, 2019, Millington & Company owes the Company $59,631. This amount represents the net of all transactions between Millington & Company and the Company. Millington & Company pays all the expenses for the Company and the Company deposits commissions received into Millington & Company's bank account. For the year ended June 30, 2019, the Company paid Millington & Company $14,423 for compensation, $636 for occupancy and $82 for other operating expenses. These amounts are included in other operating expenses on the Statement of Operations.

NOTE 4 - INCOME TAXES

The Company is a partnership for income tax purpose. Therefore, all of the income and expense of the Company is reported on the members' personal income tax returns.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is not subject to examination by tax authorities for federal, state or local income taxes for periods before 2014, the year of inception.

NOTE 5 – CONCENTRATION OF REVENUE

Three customers represented approximately 44.7% of total commissions revenue for the year ended June 30, 2019.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(1) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

MILLINGTON INVESTMENTS, LLC

SCHEDULE 1-COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

JUNE 30, 2019

COMPUTATION OF NET CAPITAL	
Total members' capital	$ 93,013
Deductions:	
Nonallowable assets	62,722
NET CAPITAL	$ 30,291
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ -0-
Percentage of Aggregate Indebtedness to Net Capital	0%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See accompanying Report of Independent Registered Public Accounting Firm.


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Millington Investments, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Millington Investments, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Millington Investments, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(1) (the "exemption provisions") and (2) Millington Investments, LLC stated that Millington Investments, LLC met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2019 without exception. Millington Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Millington Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 12, 2019

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

MILLINGTON
INVESTMENTS, LLC

222 S. Mill Street
Naperville, IL 60540
630.922.7900 (F)
630.922.7979

Date: August 12, 2019

Re: Exemption Report Statement

1) Millington Investments, LLC's Membership Agreement with FINRA provides the firm with an exemption under Rule 15c3-3. The exemption is pursuant to Rule 15c3-3(k)(1), which grants the exemption based on "Limited business (mutual funds and/or variable annuities only)" and that the Firm will not hold customer funds or safekeep customer securities. The firm asserts this exemption for the year ended June 30, 2019.

2) Millington Investments, LLC has met the above exemption without exception for the year ended June 30, 2019.

Millington Investments, LLC



Charles G. Millington, CEO